Exhibit 99.3

Wattles Capital Management, LLC
7945 W. Sahara Avenue, Suite 205
Las Vegas, NV 89117

February __, 2008

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Dear ________:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of Wattles Capital Management, LLC (“Wattles Capital”) for election as a director of Circuit City Stores, Inc. (the “Company”) at the Company’s 2008 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement (i) to be named and serve as a nominee of Wattles Capital for election as a director of the Company at the Annual Meeting and (ii) to serve as a director of the Company, if elected at the Annual Meeting, Wattles Capital hereby agrees to pay you $50,000 in cash upon the submission by Wattles Capital of a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated).  You hereby agree to use such compensation (net of any estimated tax payments) to acquire securities of the Company (the “Nominee Shares”) at such time that you shall determine, but in any event no later than 10 days after the submission of the nomination letter by Wattles Capital to the Company.  If elected or appointed to serve as a director of the Company’s Board, you agree not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of your election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States.  The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices.  The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

WATTLES CAPITAL MANAGEMENT, LLC

By:
Name:
Title: Managing Member

Accepted and Agreed to:

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